Exhibit 10.83

June 27, 2023

Ibrahim (Bob) Dagher

Re: Employment Offer

Dear Mr. Dagher:

I am pleased to offer you employment with BRAINSTORM CELL THERAPEUTICS INC., a Delaware corporation (the “Company”).  The initial terms of your employment, should you accept this offer, are set forth below (the “Agreement”).

1.Position.  Your position will be Chief Development Officer.  You will have such duties as the Company determines.  This is a full-time position.  While you render services to the Company, you will not engage in any other employment, consulting or other business activities (whether full-time or part-time).

2.Start Date.  The first day of your employment for purposes of this Agreement will be July 11 2023, unless another date is mutually agreed to by you and the Company (such actual first day of employment, the “Start Date”).

3.Salary.  Initially, the Company will pay you a base salary at the rate of $450,000 annually.  Your base salary will be subject to adjustment from time to time at the Company’s discretion.  Your base salary in effect from time to time is referred to herein as the “Base Salary.”  The Base Salary shall be payable in accordance with the Company’s standard payroll schedule and shall be subject to applicable deductions and withholdings.

4.Annual Bonus.  You will be eligible for an annual cash bonus of up to 35% of your Base Salary.  The criteria for any bonus, whether a bonus is awarded or not, and the amount of any bonus each shall be determined by the Company in its sole discretion.  The bonus target percentage is subject to change.  To earn any bonus, you must be employed with the Company on the date the bonus is paid.  Any bonus, if determined that it should be paid, for the year in which the Start Date occurs shall be prorated based on when the Start Date occurs.

5.Equity - Options.  Subject to the approval of the Company’s Board of Directors (including any committee thereof, the “Board”) and, as soon as administratively practicable following your Start Date (and in all events no later than 45 days following the Start Date), you will be granted an option to purchase 80,000 shares of the Company’s common stock (the “Option”).  The exercise price per share of such Option will be equal to the fair market value per share of the Company’s common stock as of the date on which such Option is granted, as determined by the Board.  The Option is subject in all respects to the Company’s stock plan and the associated stock option agreement required to be entered into by you and the Company (the “Equity Documents”).  The Option shall vest and become exercisable as follows: 25% of the shares underlying the Option shall vest and become exercisable on the first anniversary of the date of grant, and the remaining shares underlying the Option shall vest and become exercisable in equal quarterly installments thereafter, until fully vested and exercisable on the fourth anniversary of the grant date, provided that you remain continuously employed by the Company from the date of grant through each applicable vesting dates.  The Option shall have a ten (10) year term.  All unvested shares underlying the Options shall immediately vest and become exercisable into shares of Common Stock, upon the event of a Change of Control (as defined below). Any unvested shares underlying the Option as of the date of your employment termination shall automatically terminate. Unless otherwise provided in the Plan, you shall have 90 days after termination of employment with the Company to exercise the Option to the extent then vested.

Definition of Change of Control.  “Change of Control” means the first to occur of any of the following: (a) any “person” or “group” (as defined in the Securities Exchange Act of 1934) becomes the beneficial owner of a majority of the combined voting power of the then outstanding voting securities with respect to the election of the Board of Directors of the Company; (b) any merger, consolidation or similar transaction involving the Company, other than a transaction in which the stockholders of the Company immediately prior to the transaction hold immediately thereafter in the same proportion as immediately prior to the transaction not less than 50% of the combined voting power of the then voting securities with respect to the election of the Board of Directors of the resulting entity; or (c) any sale of all or substantially all of the assets of the Company.  Notwithstanding the foregoing, no change in ACCBT Corp., ACC International Holdings Ltd. or their affiliates’ ownership of the Company shall be deemed a Change of Control under this Agreement.

6.Equity – RSU’s.  Subject to the approval of the Board, and, as soon as administratively practicable following your Start Date (and in all events no later than 45 days following the Start Date), you will be granted a one-time grant under the 2014 Stock Incentive Plan or 2014 Global Share Option Plan, as applicable, or successor plan thereto (collectively, the “Plan”) of 35,000 shares of restricted common stock of the Company (the “Restricted Stock Grant”). The Restricted Stock Grant shall vest in full on the first anniversary of the grant date, provided that you remain continuously employed by the Company. The Restricted Stock Grant shall be contingent upon your execution of one or more restricted stock agreements in such form and substance as may reasonably be determined by the Company.  In the event of your termination of employment for any reason prior to December 31, 2023, the Restricted Stock Grant shall automatically be immediately forfeited to the Company, without the payment of any consideration to you.

7.Signing Bonus.  You shall be eligible to receive a one-time signing bonus of fifty thousand ($50,000) U.S. Dollars (subject to applicable withholdings and deductions), payable within 60 days after the full execution of this Offer Letter by all parties. If you are terminated for Cause or resign within the first twelve months following the Start Date, you agree to repay the signing bonus in full, and you agree that the Company may withhold the amount of the signing bonus from any amounts the Company owes you.

8.Acknowledgment. You hereby acknowledge that you are responsible for obtaining the advice of your own tax advisors with respect to the acquisition of the Option and Restricted Stock Grant and are relying solely on such advisors and not on any statements or representations of the Company or any of its agents with respect to the tax consequences relating thereto. You acknowledge that you understand that you (and not the Company) shall be responsible for your tax liability that may arise in connection with the acquisition, vesting and/or disposition of the Restricted Stock Grant and any accrued dividends with respect thereto. You acknowledge that you have been informed of the availability of making an election under Section 83(b) of the Internal Revenue Code, as amended, with respect to the issuance of the Restricted Stock Grant.

Benefits. You will be eligible for the employee benefits the Company provides to senior executives from time to time, subject to the terms and conditions of the Company’s benefit plans and other applicable policies. You shall be eligible to participate in the Company’s employee benefits, including but not limited to a Section 401(k) retirement plan, health, dental, and long-term disability plans as are established by the Company and as in effect from time to time applicable to executives of the Company.  The Company shall provide health and dental insurance plans or, if the Company is unable to provide such plans, the Company will reimburse you for your health and dental insurance costs.  The Company shall not be required to establish, continue or maintain any other specific benefits or benefit plans other than health and dental insurance. Notwithstanding, you shall also be entitled to paid time off during each year of your employment with the Company in accordance with the policies and procedures of the Company maintained from time to time; provided that you shall be entitled to 20 days of paid time off per fiscal year.

9.At-Will Employment; Accrued Obligations; Resignation(s) in Connection with Termination.  Your employment with the Company is at-will, meaning either you or the Company may terminate your employment at any time and for any reason, with or without notice and with or without cause.  Likewise, the terms and conditions of your employment, including without limitation your compensation, benefits and job duties, are subject to change by the Company in its discretion.  In the event of the ending of your employment for any reason, the Company shall pay you (i) your Base Salary through your last day of employment (the “Date of Termination”), and (ii) the amount of any documented expenses properly incurred by you on behalf of the Company prior to any such termination and not yet reimbursed (the “Accrued Obligations”).  In connection with the termination of your employment for any reason, you agree to (i) resign from any officer position or other position you have with the Company or any Company affiliate, effective as of the Date of Termination, and execute any document reasonably requested by the Company to effectuate such resignation(s); (ii) transition, or assist in transitioning, all Company accounts, passwords, access, signatory authority, systems. information, business relationships and customers, in each case (in the case of (ii) only) to the extent reasonably requested by the Company.

10.Severance.  In the event the Company terminates your employment without Cause (as defined below), or in the event you submit your resignation for “Good Reason” (as defined below), and provided you (i) enter into, do not revoke and comply with the terms of a separation agreement and release in the form provided by the Company which shall include, without limitation, a general release of claims against the Company and related persons and entities, nondisparagement obligations, a seven-business day revocation period and a twelve-month post-employment noncompetition obligation (the “Release”) within the time period provided in the Release but in no event later than 60 days after the Date of Termination (the “Release Requirement”); (ii) resign from any and all positions, including, without implication of limitation, as a director, trustee or officer, that you then hold with the Company and any affiliate of the Company; and (iii) comply with the Restrictive Covenant Agreement, then in addition to the Accrued Obligations, the Company will provide you with the following “Severance Benefits”:

(a) continuation of your Base Salary as of the Date of Termination for the 7 months period that immediately follows the Date of Termination (the “Salary Continuation Payments,” and such period, the “Severance Period”); provided in the event you breach any of the Restrictive Covenant Obligations, all payments of the Salary Continuation Payments shall immediately cease; and

(b) subject to the Company’s prior written determination that an annual bonus is owed to you, a lump sum cash payment of your full target Annual Bonus, prorated through the Date of Termination, to be paid within 60 days after the Date of Termination.

(c) if elected, continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the Date of Termination until the earliest of (i) the end of the Severance Period; (ii) the date you become eligible for health benefits through another employer or (iii) the date you otherwise become ineligible for COBRA.  You authorize the deduction from the Salary Continuation Payments of the portion of such premiums for which you are responsible.

The Salary Continuation Payments shall commence within 60 days after the Date of Termination and shall be made on the Company’s regular payroll dates; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Salary Continuation Payments can begin to be paid in the second calendar year, at the Company’s sole discretion. In the event you miss a regular payroll period between the Date of Termination and first Salary Continuation Payment date, the first Salary Continuation Payment shall include a “catch up” payment. Solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), each Salary Continuation Payment is considered a separate payment.  Notwithstanding the foregoing, in the event you are entitled to any payments pursuant to the Restrictive Covenants Agreement (as defined below) (including without limitation Garden Leave Pay as defined therein), the Severance Benefits to be paid to you in any calendar year will be reduced by the amount that you are paid in the same such calendar year pursuant to the Restrictive Covenants Agreement.

For the avoidance of doubt, in the event your employment is terminated by the Company for Cause, by you for any reason, or due to your death or disability (the latter as determined by the Company in good faith), you will be entitled to the Accrued Obligations but not to the Severance Benefits.

For the purposes of this Agreement, resignation for “Good Reason” means a termination of employment because of:

(i) a material reduction of your base salary and benefits from the levels in effect immediately prior to the reduction, (ii) a material reduction of your duties and responsibilities from those in effect immediately prior to the reduction, or (iii) material breach by the Company of any provision of this Agreement after receipt of written notice thereof from you and failure by the Company to cure the breach within thirty (30) days thereafter. A termination by you will not be considered a termination for Good Reason unless within thirty (30) days of the later of the last event relied upon by you to establish Good Reason or knowledge thereof, you furnish the Company with a written statement specifying the reason or reasons why you believe you are entitled to terminate employment for Good Reason and afford the Company at least thirty (30) days during which to remedy the cause thereof. Any termination for Good Reason shall not be deemed a breach of the Agreement. If the Company timely cures the condition giving rise to Good Reason for your resignation, the notice of termination shall become null and void. If the Company does not timely cure the condition giving rise to Good Reason, your termination of employment shall be effective as of the end of such cure period.

11.Cause.  “Cause” means: (i) your material misconduct with respect to any of your duties or responsibilities, including without limitation unlawful harassment and misappropriation of funds or property of the Company or any of its affiliates; (ii) your commission of, indictment for, conviction of or plea of guilty or nolo contendere with respect to (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by you that would reasonably be expected to result in material injury or reputational harm to the Company or its affiliates if you were retained in your position; (iv) continued non-performance by you of any of your material responsibilities hereunder (other than by reason of your physical or mental illness, incapacity or disability); (v) a breach by you of the Restrictive Covenant Agreement or any other confidentiality or restrictive covenant obligation you have to the Company or any Company affiliate; or (vi) a material violation by you of any of the Company’s written employment policies.  If the Company has terminated you without Cause or you have resigned and after the Date of Termination, matters constituting Cause become known to the Company, or if you resign after the Company learns of matters constituting Cause but before the Company is able to effect a termination for Cause, the Company may in any such case, by written notice to you, treat such termination as being for Cause. Any determination of Cause shall be made by the Company in its sole discretion, and such determination shall be conclusive.

12.Confidential Information and Other Restricted Activities.  As a condition of the commencement of your employment, you are required to enter into the Employee Confidentiality, Assignment, Nonsolicitation and Noncompetition Agreement (the “Restrictive Covenant Agreement”) attached hereto.  The Restrictive Covenant Agreement, along with any other confidentiality and restrictive covenant obligation you have to the Company or any of its affiliates, are referred to as the “Restrictive Covenant Obligations.”  You agree without reservation that these restraints are necessary for the reasonable and proper protection of the Company and its affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area.

13.Obligations to Third Parties.  By signing this Agreement, you represent to the Company that you have no contractual commitments or other legal obligations (including with respect to noncompetition, nonsolicitation, invention assignment and the nondisclosure of confidential information) that would or may prohibit or materially inhibit you from performing your duties for the Company.  You agree to disclose to the Company prior to the Start Date any confidentiality or restrictive covenant agreement you have to any prior employer.  You further agree that you will not disclose or use confidential information of any former employer or other third party and that you will respect any other restrictive covenant obligation you have to any former employer or other third party.

14.Section 409A; Taxes.  It is intended that the benefits provided under this letter (which  includes the Restrictive Covenant Agreement) shall comply with the provisions of Section 409A or qualify for an exemption to Section 409A, and this letter shall be construed and interpreted in accordance with such intent. Any payments that qualify for the “short term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Each payment provided under this letter shall be treated as a separate payment for Section 409A purposes. Neither the Company (or its affiliates), the Board, or any employee, officer or director of the Company (or its affiliates) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of this letter.  All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.  You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

15.Interpretation and Enforcement.  This Agreement, including the Restrictive Covenant Obligations and the Equity Documents, constitutes the complete agreement between you and the Company, contains all of the terms of your employment with the Company and supersedes any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company.  In entering into this Agreement, you agree that you are not relying on any promises or representations of the Company or any Company affiliate, expect as are expressly contained herein.  Except as may otherwise be expressly provided in the Restrictive Covenant Obligations or the Equity Documents, (i) the terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with this Agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by the law of the state in which you reside when you sign this Agreement, i.e., Massachusetts (the “State”), excluding laws relating to conflicts or choice of law; (ii) you and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the State in connection with any Dispute or any claim related to any Dispute, and (iii) you and the Company waive any right to trial by jury with respect to such Dispute.

16.Assignment.  You may not make any assignment of this Agreement or any interest in it.  The Company may assign its rights and obligations under this Agreement (including the Restrictive Covenant Obligations) without your consent to any affiliate or to any other person or entity.  This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and its respective successors, executors, administrators, heirs and permitted assigns.

17.Miscellaneous.  This Agreement may not be modified or amended by either you or the Company, and no breach or provision shall be deemed to be waived by the Company, unless agreed to in writing by you and the Chief Executive Officer or the Chairperson of the Board.  This Agreement may be executed in two or more counterparts, including by the use of PDFs, each of which shall be an original and all of which together shall constitute one and the same instrument.  As with all employees, our offer to you is contingent on your submission of satisfactory proof of your identity and your legal authorization to work in the United States.  This offer may be subject to your satisfactory completion of reference and background checks.

You acknowledge that you received the Restrictive Covenant Agreement along with this Agreement and at least ten (10) business days before your Start Date.  Please indicate your acceptance of this offer by signing below and returning a copy of this letter and the signed Restrictive Covenant Agreement by [DATE].

BRAINSTORM CELL THERAPEUTICS INC.

By:

I have read and accept this employment offer:

Ibrahim (Bob) Dagher

Date:

Enclosure:	Restrictive Covenant Agreement